Exhibit 99.1

BANCO DE GALICIA Y BUENOS AIRES S.A.

June 13, 2014

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Relevant Information

To whom it may concern,

We are writing to inform you that, on September 12, 2013, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the sale of 15,222,370 Class A shares, equivalent to 7.611% of the capital shares and voting rights and 6,523,893 Class B shares, equivalent to 3.262% of the capital shares and voting rights of AEC S.A.

The above mentioned sale was pending the approval of the Organismo de Control de Concesiones Viales (“OCCOVI”). Today, we have been notified of the OCCOVI resolution, dated on June 11, 2014, authorizing the sale of such shares to Esuvial S.A.; therefore, finalizing said sale.

Yours sincerely,
Martín Berrotarán
Attorney-in-fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.